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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            ONCURE TECHNOLOGIES CORP.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   68232U 10 0
                                 (CUSIP Number)

                                                     With a copy to:
         Jeffrey A. Goffman                      Scott M. Zimmerman, Esq.
     OnCure Technologies Corp.             Swidler Berlin Shereff Friedman, LLP
 700 Ygnacio Valley Road, Suite 300                405 Lexington Avenue
       Walnut Creek, CA 94596                    New York, New York 10174
      New York, New York 10174                        (212) 973-0111
           (925) 279-2273


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 5, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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------------------------------------- ------------------------------------- ---------------------------------
CUSIP NO. 68232U 10 0                                 13D                   PAGE 2 OF 7 PAGES
------------------------------------- ------------------------------------- ---------------------------------
1        NAMES OF REPORTING PERSONS
                  JEFFREY A. GOFFMAN
-------- ----------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)      [ ]
                                                                              (b)      [ ]
-------- ----------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- ----------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                  OO
-------- ----------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR          [ ]
         2(E)

-------- ----------------------------------------------------------------------------------- ----------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES
----------------------- ------- -----------------------------------------------------------------------------
   NUMBER OF      7       SOLE VOTING POWER
    SHARES                         1,105,833
 BENEFICIALLY     ------- -----------------------------------------------------------------------------
  OWNED BY        8       SHARED VOTING POWER
    EACH                           00
  REPORTING       ------- -----------------------------------------------------------------------------
 PERSON WITH      9       SOLE DISPOSITVE POWER
                                   1,105,833
                  ------- -----------------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                   0
-------- ----------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,105,833
-------- ----------------------------------------------------------------------------------- ----------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [ ]

-------- ----------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.65%
-------- ----------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                  IN
-------------------------------------------------------------------------------------------------------------
                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------------------------------------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of OnCure Technologies Corp. (the "Company").

     The address of the principal executive office of the Company is 700 Ygnacio Valley Road, Walnut Creek, CA 94596.

ITEM 2.  IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Jeffrey A. Goffman (the "Reporting Person"). The Reporting Person is a United States citizen and his principal occupation is Chief Executive Officer, Secretary and Director of the Company. The Reporting's business address is 700 Ygnacio Valley Road, Walnut Creek, CA 94596.

     During the past five years the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     Except as provided below, during the past five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     According to the Securities and Exchange Commission (the "SEC"), during Mr. Goffman's tenure as Chief Executive Officer of U.S. Diagnostic, Inc. ("USD"), the corporation, relying upon advice of counsel, allegedly failed to disclose the background of one of its consultants. In December 2000, USD and Mr. Goffman, without admitting or denying the allegations, settled this matter with the SEC by agreeing to a consent order pursuant to Section 8 A of the Securities Act of 1993, as amended (the "Securities Act") and 21 C of the Securities Exchange Act of 1934, as amended (the "Exchange Act") in which each agreed to cease and desist from committing or causing any violation and any future violation of
Section 17(a)(2) and (a)(3) of the Securities Act and from causing any violation and any future violation of Sections 13(a) and 14(a) of the Exchange Act.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 5, 2000, the Company exchanged 6,666,942 shares of Common Stock for all of the outstanding shares of common stock of U.S. Cancer Care, Inc. ("U.S. Cancer Care") in connection with the Company's reorganization with U.S. Cancer Care (the "Reorganization"). The consideration used by the Reporting Person to acquire all of his shares of Common Stock was all of his shares of common stock of U.S. Cancer Care.


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ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisition of the Common Stock by the Reporting Person was to effectuate the Reorganization.

     Set forth on the chart below is a list of the persons that became the executive officers and/or the members of the Board of Directors of the Company upon the consummation of the Reorganization.

NAME                           POSITION
----                           --------
Shyam B. Paryani, MD           Chairman of the Board of Directors

Jeffrey A. Goffman             Chief Executive Officer, Secretary and Director
(i.e.,  the Reporting Person)

W. Brian Fuery                 Vice Chairman of the Board of Directors

Richard W. Padelford           President and Chief Operating Officer

Randy C. Sklar                 Executive Vice President and  Chief
                               Development Officer

Douglas McBride                Vice President and Chief Information Officer

Charles J. Jacobson            Director of Managed Care Contracting and Director

John J. Fuery, MD              Director

Stanley A. Trotman, Jr.        Director

Gordon C. Rausser, Ph.D.       Director

John Zeeman                    Director

John W. Wells, Jr., M.D.       Director

     Prior to the Reorganization the Company had no operations. As a result of the Reorganization, U.S. Cancer Care's business, operations and management of radiation cancer treatment centers is now the Company's sole business.

     Other than as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; a change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; any material change in the Company's business or



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corporate structure or its present capitalization or dividend policy; changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to be eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or any other action similar to those enumerated above. However, the Reporting Person retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The Reporting Person beneficially owns 1,105,833 shares of Common Stock or 7.65% of such outstanding shares. The Reporting Person's beneficial ownership of Common Stock includes of an aggregate of 70,833 shares of Common Stock issuable upon the exercise of certain stock options and 10,000 shares of Common Stock issuable upon the exercise of certain warrants.

     The Reporting Person has not engaged in any transactions with respect to the Common Stock during the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Attached hereto as Exhibit A is a Lockup Agreement by and among Makefield Securities Corporation, Continuum Capital Partners and the Reporting Person. The Lockup Agreement was entered into in connection with the Reorganization; and provides that the Reporting Person, subject to certain limited exceptions, will not sell shares of Common Stock for a period of twenty-four (24) months commencing on December 5, 2000, without the prior consent of either Makefield Securities Corporation or Continuum Capital Partners.

     Attached hereto as Exhibit B is a Shareholders' Agreement by and among John
J. Fuery, W. Brian Fuery, Stanley Trotman, Ernest A. Bates, Gordon C. Rausser, Randy Sklar, Charles Jacobson, Stephen Pezzola, David Gilo, Richard Padelford and the Reporting Person. The Shareholders' Agreement provides for certain restrictions on the transfer or sale of Common Stock, the election of directors and certain other corporate governance matters.

     Except as set forth elsewhere in this statement and in Exhibits A and B hereto, which is incorporated by reference herein, the Reporting Person does not have any contracts, arrangements, understandings, or relationships with any person with respect to any securities of the Company, including but not limited to any agreements concerning (i) transfers or voting of any securities of the Company, (ii) finder's fees, (iii) joint ventures,


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(iv) loan or option arrangements, (v) put or calls, (vi) guarantees of profits,
(vii) division of profits or losses or (vii) the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A

Letter Agreement, dated June 19, 2001, by and among Makefield Securities Corporation, Continuum Capital Partners and the Reporting Person.

Exhibit B

     Shareholders Agreement, dated May 22, 1998, by and among John J. Fuery, W. Brian Fuery, Stanley Trotman, Ernest A. Bates, Gordon C. Rausser, Randy Sklar, Charles Jacobson, Stephen Pezzola, David Gilo, Richard Padelford and the Reporting Person.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:   June 25, 2001

                                                     /s/ Jeffrey A. Goffman
                                                     ----------------------
                                                     Jeffrey A. Goffman


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